EXHIBIT 99-1







                        SHINHAN FINANCIAL GROUP CO., LTD.




                   Non-Consolidated Financial Statements

                   December 31, 2004 and 2003

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

                  Based on a report originally issued in Korean



To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the "Company") as of December 31, 2004, and 2003, and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

The accompanying non-consolidated financial statements as of and for the years ended December 31, 2004 and 2003 have been translated into United States dollars solely for the convenience of the reader and on the basis set forth in Note 2(b) to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As described in Note 1(a) to the non-consolidated financial statements, on March 3, 2004, Shinhan Bank sold 10.2% (29,873,295 shares) of total outstanding shares in the Company for W627,339 million (W21,000 per share), through after-hour block trading.

As described in Note 1(b) to the non-consolidated financial statements, the Company decided to acquire 18.85% of minority shares in Chohung Bank through tender offer and share exchange, at the Board of Directors' Meeting held on April 12, 2004, and provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for a right to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with a resolution of an extraordinary shareholders' meeting of Chohung Bank held on May 24, 2004, and the remaining shares were subject to share exchange, at the exchange ratio of
0.1354 share in the Company to each Chohung Bank share, on June 22, 2004. As a result, the Company's percentage of ownership increased to 100% and Chohung Bank became a wholly-owned subsidiary of the Company. Upon the acquisition of 66,363,126 shares in Chohung Bank from shareholders, who were against the share exchange, Chohung Bank became the shareholder of the Company with 8,985,567 shares of common stock in the Company.

As described in Note 1(c) to the non-consolidated financial statements, the Company decided to incorporate Goodmorning Shinhan Securities as a wholly owned subsidiary of the Company through tender offer and share exchange, at the Board of Directors' Meeting held on September 17, 2004. Pursuant to the resolution, the Company provided a tender offer for 11.99% of preferred shares in Goodmorning Shinhan Securities at W2,500 per from September 24, 2004 to October 13, 2004, and the Company purchased 8.95% of preferred shares at the market and through over the counter trading during the period. Additionally, the Company purchased 27.26% of preferred shares in Goodmorning Shinhan Securities at W2,495 per share in cash, which shares were held by Goodmorning Shinhan Securities, and with respect to the remaining shares, one share of common and preferred stock of Goodmorning Shinhan Securities were exchanged for 0.1633 share and 0.0977 share in the Company, respectively, on December 23, 2004. As a result, the Company's percentage of ownership increased to 100% and Goodmorning Shinhan Securities became a wholly-owned subsidiary of the Company.

As described in Note 1(k) to the non-consolidated financial statements, on April 29, 2004, the Company decided to acquire 49% of total outstanding shares in Shinhan Credit Information Co., Ltd. from LSH Holdings LLC. As a result, on March 21, 2004, Shinhan Credit Information Co., Ltd. became a wholly- owned subsidiary of the Company.

As described in Note 1(l) to the non-consolidated financial statements, on December 16, 2004, the Company incorporated Shinhan Private Equity ("Shinhan PE"), which is engaged in providing financial advisory services and operating assistance to domestic and overseas private equity funds.

As described in Note 2(c) and 24 to the non-consolidated financial statements, effective January 1, 2004, Company has adopted Statements of Korean Financial Accounting Standards (the "SKAS") No. 10 "Inventories", No. 12 "Construction-type Contracts" and No. 13 "Troubled Debt Structuring", in addition, the Company has adopted SKAS No. 15 "Equity Method of Accounting", effective from the first fiscal year beginning after December 31, 2004 with encouraged earlier application. As a result, the effect from application of those accounting standards was to decrease investment securities accounted for by the equity method and capital adjustments by W226,808 million and W227,622 million, and increase retained earnings and net income by W814 million and W1,007 million, respectively, as of December 31, 2004. Additionally, non-consolidated financial statements as of and for the year ended December 31, 2003, which are presented for comparative purposes, were retroactively restated, as a result, investment securities accounted for by the equity method, retained earnings and capital adjustments decrease by W594,146 million, W1,821 million and W593,139 million, respectively, as of December 31, 2003.

As described in Note 4 to the non-consolidated financial statements, as of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable and others (including securities) in the total amounts of W173,848 million and W164,090 million, respectively, which had been provided to LG Card Co., Ltd., an entity that has been under control by creditor banks due to its liquidity crisis. For those loans, Shinhan Bank and Chohung Bank provided W13,661 million and W14,764 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the year ended December 31, 2004, Shinhan Bank and Chohung Bank provided W81,000 million and W73,400 million, respectively, of additional loans, and converted W162,300 million and W147,100 million, respectively, of loans to equity shares.

As described in Note 4 to the non-consolidated financial statements, as of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable and others (including securities and guarantees and acceptances) amounting to W357,295 million and W252,237 million, respectively, which had been provided to SK Networks Co., Ltd. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided W31,025 million and W18,744 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.

As described in Note 12 to the non-consolidated financial statements, the Company recorded W1,814,820 million of assets (representing 18.0% of non-consolidated total assets) as of December 31, 2004 and W114,264 million of operating revenue (representing 9.3% of non-consolidated total operating revenue) for the year ended December 31, 2004 through its related party transactions.

As described in Note 14(a) to the non-consolidated financial statements, on July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Pursuant to the agreement, the Company would be required to pay contingent consideration to the KDIC at the maximum amount of W652,284 million related to Asset Indemnity Payment, W166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. As regards General Indemnity, eligibility of most of indemnifiable items, as provided for in a stock purchase agreement, expired during the year ended December 31, 2004. As for the remaining such items, indemnification appeared unlikely as of December 31, 2004. Accordingly, the Company made adjustment to reflect the aforementioned General Indemnity Payment as an addition to goodwill. The other two contingent considerations are not included in the acquisition cost, for the amount is not determinable.






KPMG Samjong Accounting Corp.
Seoul, Korea
January 27, 2005

________________________________________________________________________________

This report is effective as of January 27, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.
________________________________________________________________________________

                        Shinhan Financial Group Co., Ltd.

                         NON-CONSOLIDATED BALANCE SHEETS

                           December 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                             Won                  U.S. dollars (note 2)
                                                                 ---------------------------   ---------------------------
                                                                     2004           2003           2004           2003
                                                                 ------------   ------------   ------------   ------------
        Assets

Cash and due from banks (notes 3 and 12)                         W     31,145          5,353   $     29,838          5,128
Securities (note 4)                                                 8,262,439      5,714,392      7,915,730      5,474,604
Loans (notes 5, 12 and 13)                                          1,749,955      1,935,180      1,676,523      1,853,976
Fixed assets (note 6)                                                   2,164          2,020          2,074          1,936
Other assets (notes 7, 12 and 13)                                      26,949         43,340         25,818         41,521
                                                                 ------------   ------------   ------------   ------------
                                                                 W 10,072,652      7,700,285   $  9,649,983      7,377,165
                                                                 ============   ============   ============   ============
Liabilities and Stockholders' equity

Liabilities:

   Borrowings (notes 8 and 13)                                   W    154,380        165,868   $    147,902        158,908
   Debentures (notes 9 and 13)                                      1,948,102      1,980,543      1,866,356      1,897,435
   Retirement and severance benefits (note 10)                            224              -            215              -
   Other liabilities (notes 11 and 13)                                222,337         30,464        213,007         29,186
                                                                 ------------   ------------   ------------   ------------
             Total liabilities                                      2,325,043      2,176,875      2,227,480      2,085,529

Stockholders' equity:

   Capital stock of W5,000 par value (note 15)
   Common stock                                                     1,596,595      1,472,007      1,529,599      1,410,239
       Authorized -             1,000,000,000 shares
       Issued and outstanding -   319,319,011 shares in 2004
                                  294,401,300 shares in 2003
   Preferred stock                                                    486,523        486,523        466,107        466,107
       Issued and outstanding -    97,304,564 shares
   Capital surplus                                                  3,718,623      3,316,380      3,562,582      3,177,218
   Retained earnings (note 16)                                      1,608,185        865,391      1,540,702        829,077
   Capital adjustments (notes 4 and 17)                               337,683       (616,891)       323,513       (591,005)
                                                                 ------------   ------------   ------------   ------------
             Total stockholders' equity                             7,747,609      5,523,410      7,422,503      5,291,636

Commitments and contingencies (note 14)
                                                                 ------------   ------------   ------------   ------------
                                                                 W 10,072,652      7,700,285   $  9,649,983      7,377,165
                                                                 ============   ============   ============   ============

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                      NON-CONSOLIDATED STATEMENTS OF INCOME

                 For the years ended December 31, 2004 and 2003

  (In millions of Won and thousands of U.S. dollars, except earnings per share)

                                                                            Won                   U.S. dollars (note 2)
                                                                 --------------------------    --------------------------
                                                                    2004           2003           2004           2003
                                                                 -----------    -----------    -----------    -----------
Operating revenue:

   Gain from equity method (notes 4 and 28)                      W 1,108,952        519,287    $ 1,062,418        497,497
   Interest income (note 12)                                         114,264         97,787        109,469         93,683
   Other                                                                 931              -            892              -
                                                                 -----------    -----------    -----------    -----------
                                                                   1,224,147        617,074      1,172,779        591,180
Operating expense:

   Loss from equity method (notes 4 and 28)                              212        129,886            203        124,436
   Interest expense                                                  122,967         92,616        117,807         88,730
   Fees and commission expense                                           235          4,962            225          4,754
   General and administrative expenses (note 19)                      24,224         23,902         23,208         22,898
                                                                 -----------    -----------    -----------    -----------
                                                                     147,638        251,366        141,443        240,818

Operating income                                                   1,076,509        365,708      1,031,336        350,362

Non-operating income (expense):

   Loss from disposition of available-for-sale securities                  -         (1,725)             -         (1,653)
   Loss from disposition of securities
     accounted for by equity method                                        -           (166)             -           (159)
   Foreign currency related gain, net                                     15              1             14              1
   Donation                                                              (13)           (34)           (12)           (33)
   Other, net                                                         (9,184)          (796)        (8,799)          (762)
                                                                 -----------    -----------    -----------    -----------
                                                                      (9,182)        (2,720)        (8,797)        (2,606)
                                                                 -----------    -----------    -----------    -----------
Earnings before income taxes                                       1,067,327        362,988      1,022,539        347,756

Income taxes (note 20)                                                17,032              -         16,317              -
                                                                 -----------    -----------    -----------    -----------
Net income                                                       W 1,050,295        362,988    $ 1,006,222        347,756
                                                                 ===========    ===========    ===========    ===========
Ordinary income and net earnings per share
     in Won and U.S. dollars (note 21)                           W     3,197          1,063    $      3.06           1.02
                                                                 ===========    ===========    ===========    ===========
Diluted ordinary income and net earnings per share
     in Won and U.S. dollars (note 21)                           W     2,820          1,022    $      2.70           0.98
                                                                 ===========    ===========    ===========    ===========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

        NON-CONSOLIDATED STATEMENTS OF APPROPRIATION OF RETAINED EARNING

                 For the years ended December 31, 2004 and 2003

                 Date of Appropriation for 2003: March 25, 2004
                 Date of Appropriation for 2004: March 30, 2005

               (In millions of Won and thousands of U.S. dollars)

                                                                            Won                   U.S. dollars (note 2)
                                                                 --------------------------    --------------------------
                                                                    2004           2003           2004           2003
                                                                 -----------    -----------    -----------    -----------
Unappropriated retained earnings:

   Balance at beginning of year                                  W   504,585        432,569    $   483,412        414,418
   Changes in retained earnings of subsidiaries (note 4)             (65,387)       (10,848)       (62,643)       (10,393)
   Cumulative effect of accounting changes (note 24)                       -         (1,787)             -         (1,712)
   Net income                                                      1,050,295        362,988      1,006,222        347,756
                                                                 -----------    -----------    -----------    -----------
                                                                   1,489,493        782,922      1,426,991        750,069
Appropriation of retained earnings:

   Legal reserve                                                     105,030         36,223        100,623         34,703
   Dividends (note 22)                                               347,890        242,114        333,291        231,954
                                                                 -----------    -----------    -----------    -----------
                                                                     452,920        278,337        433,914        266,657
                                                                 -----------    -----------    -----------    -----------
Unappropriated retained earnings to be carried
     over to subsequent year                                     W 1,036,573        504,585    $   993,077        483,412
                                                                 ===========    ===========    ===========    ===========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                            Won                   U.S. dollars (note 2)
                                                                 --------------------------    --------------------------
                                                                    2004           2003           2004           2003
                                                                 -----------    -----------    -----------    -----------
Cash flows from operating activities:

  Net income                                                     W 1,050,295        362,988    $ 1,006,222        347,756

  Adjustments to reconcile net income to net cash used in operating activities:

     Gain from equity method, net                                 (1,108,740)      (389,401)    (1,062,215)      (373,061)
     Provision for retirement and severance benefit                      505            140            484            134
     Depreciation expense                                                652            568            625            544
     Amortization expense                                                111            109            106            104
     Provision for loan losses                                             -          5,879              -          5,632
     Interest expense                                                  3,097          2,492          2,967          2,387
     Loss from disposition of available-for-sale securities                -          1,725              -          1,653
     Loss from disposition of investment securities                        -            166              -            159
        accounted for by equity method
     Foreign currency related gain, net                                   (9)             -             (8)             -
     Decrease (increase) in other assets                              15,797        (21,526)        15,134        (20,623)
     Increase in other liabilities                                    24,657         23,510         23,623         22,524
     Retirement and severance benefit paid                              (259)          (180)          (248)          (172)
     Increase in deposit for severance benefit insurance                 (22)          (198)           (21)          (189)
     Other, net                                                         (321)         1,381           (308)         1,323
                                                                 -----------    -----------    -----------    -----------
        Net cash used in operating activities                        (14,237)       (12,347)       (13,639)       (11,829)

Cash flows from investing activities:

  Cash provided by investing activities:

     Proceeds from disposition of available-for-sale
        securities                                                         -              2              -              1
     Proceeds from disposition of investment securities                    -          1,529              -          1,465
        accounted for by the equity method
     Decrease in loans                                               214,060              -        205,078              -
     Disposition of fixed assets                                           8             29              7             28
     Dividends received                                              256,536        186,896        245,771        179,053
                                                                 -----------    -----------    -----------    -----------
                                                                     470,604        188,456        450,856        180,547
  Cash used in investing activities:

     Purchase of investment securities accounted                    (111,894)    (1,128,423)      (107,199)    (1,081,072)
        for by the equity method
     Increase in loans                                               (46,036)    (1,176,009)       (44,104)    (1,126,661)
     Purchase of fixed assets                                           (915)          (993)          (877)          (951)
     Increase in other assets                                           (798)        (1,105)          (764)        (1,058)
                                                                 -----------    -----------    -----------    -----------
                                                                    (159,643)    (2,306,530)      (152,944)    (2,209,742)
                                                                 -----------    -----------    -----------    -----------
        Net cash provided by (used in)
           investing activities                                      310,961     (2,118,074)       297,912     (2,029,195)
                                                                 -----------    -----------    -----------    -----------

                        Shinhan Financial Group Co., Ltd.

                 For the years ended December 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                            Won                   U.S. dollars (note 2)
                                                                 --------------------------    --------------------------
                                                                    2004           2003           2004           2003
                                                                 -----------    -----------    -----------    -----------
Cash flows from financing activities:

  Cash provided by financing activities:

     Increase in borrowings                                          411,036        130,009        393,788        124,554
     Increase in debentures                                          200,000      1,250,000        191,608      1,197,547
     Issuance of common shares                                             -         27,648              -         26,488
     Issuance of preferred shares                                          -        900,000              -        862,234
     Proceeds from disposition of treasury stock                         381              -            365              -
                                                                 -----------    -----------    -----------    -----------
                                                                     611,417      2,307,657        585,761      2,210,823
  Cash used in financing activities:

     Decrease in borrowings                                         (409,000)             -       (391,838)             -
     Decrease in debentures                                         (230,000)             -       (220,349)             -
     Issuance cost on debentures paid                                   (921)        (3,871)          (882)        (3,709)
     Issuance cost on shares issued                                        -        (21,608)             -        (20,701)
     Dividends paid                                                 (242,105)      (157,017)      (231,946)      (150,428)
     Acquisition of treasury stock                                      (323)             -           (309)             -
                                                                 -----------    -----------    -----------    -----------
                                                                    (882,349)      (182,496)      (845,324)      (174,838)
                                                                 -----------    -----------    -----------    -----------
        Net cash provided by (used in)
           financing activities                                     (270,932)     2,125,161       (259,563)     2,035,985
                                                                 -----------    -----------    -----------    -----------
Net increase (decrease) in cash and cash equivalents                  25,792        (5,260)         24,710        (5,039)

Cash and cash equivalents at beginning of year                         5,353         10,613          5,128         10,167
                                                                 -----------    -----------    -----------    -----------
Cash and cash equivalents at end of year                         W    31,145          5,353    $    29,838          5,128
                                                                 ===========    ===========    ===========    ===========

See accompanying notes to non-consolidated financial statements.

                        Shinhan Financial Group Co., Ltd.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003



(1)  General Description of the Company

     Shinhan Financial Group Co., Ltd. (the "Company") was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with W1,461,721 million of initial capital stock and the Company's shares were listed on the Korea Stock Exchange on September 10, 2001.

     On September 16, 2003, the Company's American depository shares were listed on the New York Stock Exchange.

     As of December 31, 2004, the Company has 12 subsidiaries and its capital stock consists of W1,596,595 million in common stock and W486,523 million in preferred stock. Details of its subsidiaries are as follows:

     (a)  Shinhan Bank

          Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. Shinhan Bank operates through 380 branches and 162 automated teller machine locations and its capital stock amounts to W1,224,034 million as of December 31, 2004.

          Additionally, on March 3, 2004, Shinhan Bank sold 10.2% (29,873,295 shares) of total outstanding shares in the Company for W627,339 million (W21,000 per share), through after-hour block trading.

     (b)  Chohung Bank

          Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Stock Exchange on June 3, 1956, and Chohung Bank operates through 450 domestic branches, 82 depositary offices and 6 overseas branches and its capital stock amounts to W3,595,592 million as of December 31, 2004.

          On July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, the Company's percentage of ownership increased to 81.15% through additional equity acquisition for W200,000 million on December 30, 2003.

          Additionally, the Company decided to acquire 18.85% of minority shares in Chohung Bank through tender offer and share exchange, at the Board of Directors' Meeting held on April 12, 2004, and provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for a right to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with a resolution of an extraordinary shareholders' meeting of Chohung Bank held on May 24, 2004, and the remaining shares were subject to share exchange, at the exchange ratio of 0.1354 share in the Company to each Chohung Bank share, on June 22, 2004. As a result, the Company's percentage of ownership increased to 100% and Chohung Bank became a wholly-owned subsidiary of the Company. Upon the acquisition of 66,363,126 shares in Chohung Bank from shareholders, who were against the share exchange, Chohung Bank became the shareholder of the Company with 8,985,567 shares of common stock in the Company.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(1)  General Description of the Company, Continued

     (c)  Goodmorning Shinhan Securities Co., Ltd.

          Goodmorning Shinhan Securities Co., Ltd. ("Goodmorning Shinhan Securities") was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. Its shares were listed on the Korea Stock Exchange on December 19, 1986. As of December 31, 2004, it operates through 79 branches and its capital stock amounts to W796,998 million (including W19,117 million of preferred stock).

          Additionally, the Company decided to incorporate Goodmorning Shinhan Securities as a wholly owned subsidiary of the Company through tender offer and share exchange, at the Board of Directors' Meeting held on September 17, 2004. Pursuant to the resolution, the Company provided a tender offer for 11.99% of preferred shares in Goodmorning Shinhan Securities at W2,500 per share from September 24, 2004 to October 13, 2004, and the Company purchased 8.95% of preferred shares at the market and through over the counter trading during the period. Additionally, the Company purchased 27.26% of preferred shares in Goodmorning Shinhan Securities at W 2,495 per share in cash, which shares were held by Goodmorning Shinhan Securities, and with respect to the remaining shares, one share of common and preferred stock of Goodmorning Shinhan Securities were exchanged for 0.1633 share and
          0.0977 share in the Company, respectively, on December 23, 2004. As a result, the Company's percentage of ownership increased to 100% and Goodmorning Shinhan Securities became a wholly-owned subsidiary of the Company.

     (d)  Shinhan Card Co., Ltd.

          Shinhan Card Co., Ltd. ("Shinhan Card") was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of December 31, 2004, Shinhan Card holds
          2.51 million franchise accounts and 3 million credit card holders, and its capital stock amounts to W152,847 million.

     (e)  Shinhan Capital Co., Ltd.

          Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Its capital stock as of December 31, 2004 amounts to W80,000 million.

     (f)  Shinhan BNP Paribas Investment Trust Management Co., Ltd.

          On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. ("Shinhan BNP Paribas ITMC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Additionally, on October 24, 2002, the Company sold to BNP Paribas Asset Management Group 3,999,999 shares (50% of total outstanding shares less 1 share) of Shinhan Investment Trust Management Co., Ltd., which was renamed to Shinhan BNP Paribas ITMC. Its capital stock as of December 31, 2004 amounts to W40,000 million.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(1)  General Description of the Company, Continued

     (g)  Jeju Bank

          Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. On April 4, 2002, Jeju Bank became one of the subsidiaries of the Company through acquiring a 51% share from the KDIC. Additionally, the Company's percentage of ownership increased to 62% with the acquisition of additional common shares for W20,177 million on July 5, 2002 and its capital stock as of December 31, 2004 amounts to W77,644 million.

     (h)  SH&C Life Insurance Co., Ltd.

          SH&C Life Insurance Co., Ltd. ("SH&C Life Insurance") was established on October 1, 2002 to engage in the insurance business and other related business. Its capital stock as of December 31, 2004 amounts to W30,000 million.

     (i)  e-Shinhan Inc.

          e-Shinhan Inc. ("e-Shinhan") was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. Its capital stock as of December 31, 2004 amounts to W2,820 million.

     (j)  Shinhan Macquarie Financial Advisory Co., Ltd.

          Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Its capital stock as of December 31, 2004 amounts to W1,000 million.

     (k)  Shinhan Credit Information Co., Ltd.

          Shinhan Credit Information Co., Ltd. ("Shinhan Credit Information") was established on July 8, 2002 as a wholly-owned subsidiary of the Company to engage in the business of debt collection services and credit research. Its capital stock as of December 31, 2004 amounts to W3,000 million.

          On April 29, 2004, the Company decided to acquire 49% of total outstanding shares in Shinhan Credit Information from LSH Holdings LLC. As a result, the Company's percentage of ownership increased to 100% and Shinhan Credit Information will become a wholly-owned subsidiary of the Company.

     (l)  Shinhan Private Equity

          Shinhan Private Equity ("Shinhan PE") was established on December 16, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Its capital stock as of December 31, 2004 amounts to W10,000 million.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(1)  General Description of the Company, Continued

     Ownerships of the Company's subsidiaries as of December 31, 2004 and 2003 are as follows:


                                                                     2004                          2003
                                                          --------------------------    --------------------------
                                                                          Ownership                     Ownership
                                                           Number of      percentage     Number of      percentage
     Investor               Investee                        shares           (%)          shares           (%)
     -------------------    --------------------------    -----------    -----------    -----------     ----------
     The Company            Shinhan Bank                  244,806,782       100.0       244,806,782       100.0
                            Chohung Bank                  719,118,429       100.0       583,570,144        81.2
                            Goodmorning Shinhan
                               Securities                 159,399,664       100.0        94,084,384(*)     59.4
                            Shinhan Card                   30,569,400       100.0        30,569,400       100.0
                            Shinhan Capital                16,000,000       100.0        16,000,000       100.0
                            Shinhan BNP Paribas ITMC        4,000,001        50.0         4,000,001        50.0
                            Jeju Bank                       9,692,369        62.4         9,692,369        62.4
                            SH&C Life Insurance             3,000,001        50.0         3,000,001        50.0
                            e-Shinhan                         415,495        73.7           415,495        73.7
                            Shinhan Macquarie                 102,000        51.0           102,000        51.0
                            Shinhan Credit Information        600,000       100.0           306,000        51.0
                            Shinhan PE                      2,000,000       100.0                 -           -
     Shinhan Bank           The Company                             -           -        29,873,359(**)    10.2
     Chohung Bank           The Company                     8,985,567         2.9                 -           -
     Goodmorning Shinhan
        Securities          The Company                         1,444           -                 -           -

     -----------
     (*)  Outstanding shares; that is, less 1,047,213 shares of treasury stock.

     (**) Preferred stocks are excluded and 10.2% (29,873,295 shares) of shares in Shinhan Bank were sold for W627,339 million (at W21,000 per share) on March 3, 2004 through after-hour block trading.

(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

     (a)  Basis of Financial Statements Presentation

          The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

          Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

          The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (b)  Basis of Financial Statements Translation

          The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,043.80 to US$1, the basic exchange rate on December 31, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

     (c)  Application of the Statements of Korean Financial Accounting Standards

          Effective January 1, 2004, Company has adopted Statements of Korean Financial Accounting Standards (the "SKAS") No. 10 "Inventories", No. 12 "Construction-type Contracts" and No. 13 "Troubled Debt Structuring". In addition, the Company has adopted SKAS No. 15 "The Equity Method of Accounting", effective from the first fiscal year beginning after December 31, 2004 with encouraged earlier application. Except for the adoption of aforementioned accounting standards, the same accounting policies are applied for the non-consolidated financial statements both as of and for the years ended December 31, 2004 and 2003.

     (d)  Allowance for Loan Losses

          Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

     (e)  Investments in Securities

          Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

          Trading securities are carried at fair value, with unrealized holding gains and losses included in income. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

          Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (f)  Investment Securities Accounted for by the Equity Method

          Investments in affiliated companies with the Company's ownership of 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

          Under the equity method, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews the goodwill amount for any impairment.

          Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company's investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company's share of loss of the affiliate remains recorded until such investment is reduced to zero.

     (g)  Fixed Assets

          i)   Tangible Assets

               Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

               The depreciation method and useful lives of tangible assets are as follows:

               Descriptions                     Depreciation method     Useful lives
               -----------------------------   ---------------------   --------------
               Vehicles                          Declining-balance       Five years
               Furniture, fixtures and other             "                   "
               Leasehold improvement               Straight-line             "

          ii)  Intangible Assets

               Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over five years.

     (h)  Discount on Debentures

          Discount on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (i)  Income Taxes

          Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

          Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

          A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

     (j)  Retirement and Severance Benefits

          Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

     (k)  Translation of Foreign Currency Denominated Assets and Liabilities

          Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,043.80 and W1,197.80 to US$1, the rates of exchange on December 31, 2004 and 2003, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (l)  Stock Options

          The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

     (m)  Contingent Liabilities

          Contingent losses are generally recognized as a liability when probable and reasonably estimable.

     (n)  Use of Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(3)  Cash and Due from Banks

     As of December 31, 2004 and 2003, W2.5 million of cash and due from banks is restricted for guarantee deposits on bank accounts.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(4)  Securities

     Securities as of December 31, 2004 and 2003 consist solely of investment securities accounted for by the equity method and details are as follows:

                                                                                                      (in millions of Won)
                                                                             2004
                                       -----------------------------------------------------------------------------------
                                                      Acquisition
                                                          and          Equity
                                        Beginning      dividend        method        Retained       Capital       Ending
     Subsidiaries                        balance          net        gain (loss)     earnings     adjustments     balance
     ------------------------------    -----------    -----------    -----------    ----------    -----------    ---------
     Shinhan Bank                      W 2,946,530     (244,807)        683,687       (1,353)        741,535     4,125,592
     Chohung Bank                        1,861,649   (*)308,202         378,026      (10,204)        353,346     2,891,019
     Goodmorning Shinhan Securities        546,872   (*)292,116           7,992      (53,800)         50,320       843,500
     Shinhan Card                          163,136            -           5,572            -               -       168,708
     Shinhan Capital                       105,448       (8,000)         23,009            -           2,068       122,525
     Shinhan BNP Paribas ITMC               22,486       (2,000)          2,279            -              45        22,810
     Jeju Bank                              48,713            -           5,216          (38)           (855)       53,036
     SH&C Life Insurance                    13,021            -             187            -           1,406        14,614
     e-Shinhan                               2,725            -             162            -               -         2,887
     Shinhan Macquarie                       1,843       (1,730)            977            8               -         1,098
     Shinhan Credit Information              1,969        1,529           1,845            -           1,519         6,862
     Shinhan PE                                  -       10,000            (212)           -               -         9,788
                                       -----------     --------       ---------      -------       ---------     ---------
                                       W 5,714,392      355,310       1,108,740      (65,387)      1,149,384     8,262,439
                                       ===========     ========       =========      =======       =========     =========

     -------------
     (*) Additional goodwill through additional equity acquisition, W248,736 million for Chohung Bank and W55,375 million for Goodmorning Shinhan Securities, is included.


     As of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable and others (including securities) in the total amounts of W173,848 million and W164,090 million, respectively, which had been provided to LG Card Co., Ltd., an entity that has been under control by creditor banks due to its liquidity crisis. For those loans, Shinhan Bank and Chohung Bank provided W13,661 million and W14,764 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the year ended December 31, 2004, Shinhan Bank and Chohung Bank provided W81,000 million and W73,400 million, respectively, of additional loans, and converted W162,300 million and W147,100 million, respectively, of loans to equity shares.

     As of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable and others (including securities and guarantees and acceptances) amounting to W357,295 million and W252,237 million, respectively, which had been provided to SK Networks Co., Ltd. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided W31,025 million and W18,744 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(4)  Securities, Continued

     The changes in goodwill (negative goodwill) for the year ended December 31, 2004 are as follows:

                                                                                          (in millions of Won)

                                                              Beginning     Increase     Amortization     Ending
                                                               balance     (decrease)     (reversal)      balance
                                                              ---------    ----------    ------------    ---------
     Chohung Bank                                             W 820,239      166,516        64,287         922,468
     Goodmorning Shinhan Securities                             144,538            -        17,004         127,534
     Jeju Bank                                                   (5,655)           -          (685)         (4,970)
                                                               --------      -------       -------       ---------
                                                              W 959,122      166,516        80,606       1,045,032
                                                               ========      =======       =======       =========

     The market values of the shares of Jeju Bank owned by the Company are W34,117 as of December 31, 2004 (W3,520 per share).

                                                                                                        (in millions of Won)
                                                                                2003
                                       -------------------------------------------------------------------------------------
                                                       Acquisition
                                                           and           Equity
                                        Beginning       dividend,        method        Retained        Capital       Ending
     Subsidiaries                        balance           net         gain (loss)     earnings      adjustments     balance
     ------------------------------    -----------    -------------    -----------    -----------    -----------    ---------
     Shinhan Bank                      W 2,474,864        (182,592)      476,273            937        177,048      2,946,530
     Chohung Bank                                -    (*)2,031,471       (42,712)           621       (127,731)     1,861,649
     Goodmorning Shinhan Securities        531,566               -         8,787        (12,342)        18,861        546,872
     Shinhan Card                          247,460               -       (84,324)             -              -        163,136
     Shinhan Capital                        76,458               -        26,204              -          2,786        105,448
     Shinhan BNP Paribas ITMC               22,581          (1,000)          917            (37)            25         22,486
     Jeju Bank                              47,386          (2,423)        5,116              -         (1,366)        48,713
     SH&C Life Insurance                    14,630               -        (1,684)             -             75         13,021
     e-Shinhan                               3,892               -        (1,166)            (1)             -          2,725
     Shinhan Macquarie                         423               -         1,446            (26)             -          1,843
     Shinhan Credit Information              3,121          (1,696)          544              -              -          1,969
                                        ----------       ---------       -------        -------        -------      ---------
                                       W 3,422,381       1,843,760       389,401        (10,848)        69,698      5,714,392
                                        ==========       =========       =======        =======        =======      =========

     ------------
     (*) W26,513 million of additional goodwill through additional equity acquisition is included.

     The changes in goodwill (negative goodwill) for the year ended December 31, 2003 are as follows:

                                                                                               (in millions of Won)

                                                              Beginning     Increase     Amortization     Ending
                                                               balance     (decrease)     (reversal)      balance
                                                              ---------    ----------    ------------    ---------
     Chohung Bank                                             W       -      840,245        20,006         820,239
     Goodmorning Shinhan Securities                             161,542            -        17,004         144,538
     Jeju Bank                                                   (6,340)           -          (685)         (5,655)
                                                               --------      -------       -------       ---------
                                                              W 155,202      840,245        36,325         959,122
                                                               ========      =======       =======       =========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(5)  Loans

     (a)  Loans as of December 31, 2004 and 2003 consist of the following:

                                                      (in millions of Won and thousands of U.S. dollars)

                                                            Won                  U.S. dollars (Note 2)
                                                --------------------------    --------------------------
                                                    2004           2003           2004           2003
                                                -----------    -----------    -----------    -----------
          Loans in Won                          W 1,550,000      1,637,200    $ 1,484,959      1,568,500
          Loans in foreign currencies               135,609        107,705        129,918        103,185
          Privately placed bonds                     73,140        200,000         70,071        191,608
                                                 ----------    -----------    -----------    -----------
                                                  1,758,749      1,944,905      1,684,948      1,863,293
          Less: allowance for loan losses            (8,794)        (9,725)        (8,425)        (9,317)
                                                 ----------    -----------    -----------    -----------
                                                W 1,749,955      1,935,180    $ 1,676,523      1,853,976
                                                 ==========    ===========    ===========    ===========

          (b)  Details of loans as of December 31, 2004 and 2003 are as follows:

                                                                                        (in millions of Won)

                                              Borrower         Interest rate (%)        2004          2003
                                         ------------------    -----------------    -----------    ---------
          Loans in Won                   Shinhan Card             4.95 - 6.28%      W 1,050,000    1,100,000
                     "                   Shinhan Capital          5.22 - 8.12%          500,000      537,200
                                                                                      ---------    ---------
                                                                                      1,550,000    1,637,200
          Loans in foreign currencies    Shinhan Capital        Libor+0.9 - 1.2         135,609      107,705
          Privately placed bonds         Shinhan Bank                7.42                50,000       50,000
                     "                   Goodmorning
                                          Shinhan Securities         6.23                     -      130,000
                     "                   Jeju Bank                   8.14                23,140       20,000
                                                                                      ---------    ---------
                                                                                         73,140      200,000
                                                                                      ---------    ---------
                                                                                      1,758,749    1,944,905
          Less: allowance for loan losses                                                (8,794)      (9,725)
                                                                                      ---------    ---------
                                                                                    W 1,749,955    1,935,180
                                                                                      =========    =========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(5)  Loans, Continued

     (c) The maturities of loans as of December 31, 2004 and 2003 are as follows:

                                                                                      (in millions of Won)

                                                                   Loans         Privately
                                                    Loans        in foreign       placed
          At December 31, 2004                      in Won       currencies        bonds          Total
          ------------------------------------    -----------    -----------    -----------    -----------
          Due in 3 months or less                 W   180,000         31,314              -        211,314
          Due in 6 months or less                     160,000              -              -        160,000
          Due after 6 months through 12 months        230,000         31,229              -        261,229
          Due after 1 years through 3 years           760,000         73,066          3,140        836,206
          Thereafter                                  220,000              -         70,000        290,000
                                                   ----------     ----------     ----------     ----------
                                                  W 1,550,000        135,609         73,140      1,758,749
                                                   ==========     ==========     ==========     ==========


                                                                                      (in millions of Won)

                                                                   Loans         Privately
                                                    Loans        in foreign       placed
          At December 31, 2003                      in Won       currencies        bonds          Total
          ------------------------------------    -----------    -----------    -----------    -----------
          Due in 3 months or less                 W         -              -              -              -
          Due in 6 months or less                      90,000              -              -         90,000
          Due after 6 months through 12 months         97,200              -        130,000        227,200
          Due after 1 years through 3 years         1,220,000        107,705              -      1,327,705
          Thereafter                                  230,000              -         70,000        300,000
                                                   ----------     ----------     ----------     ----------
                                                  W 1,637,200        107,705        200,000      1,944,905
                                                   ==========     ==========     ==========     ==========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(6)  Fixed Assets

     Fixed assets as of December 31, 2004 and 2003 consist of the following:

                                         (in millions of Won and thousands of U.S. dollars)

                                                     Won              U.S. dollars (Note 2)
                                            ---------------------     ---------------------
                                              2004          2003        2004          2003
                                            --------      -------     --------      -------
     Property and equipment:

       Vehicles                             W    425          391     $    407          375
       Furniture and fixtures                  1,168          993        1,119          951
       Leasehold improvements and other        1,493        1,404        1,431        1,345
                                             -------      -------      -------      -------
                                               3,086        2,788        2,957        2,671
     Less: accumulated depreciation           (1,784)      (1,182)      (1,709)      (1,132)
                                             -------      -------      -------      -------
                                               1,302        1,606        1,248        1,539
     Intangible assets:

       Other                                     862          414          826          397
                                             -------      -------      -------      -------
                                            W  2,164        2,020     $  2,074        1,936
                                             =======      =======      =======      =======

     As of December 31, 2004, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(7)  Other Assets

     Other assets as of December 31, 2004 and 2003 consist of the following:

                                         (in millions of Won and thousands of U.S. dollars)

                                                     Won              U.S. dollars (Note 2)
                                            ---------------------     ---------------------
                                              2004          2003        2004          2003
                                            --------      -------     --------      -------
     Guarantee deposits paid                W  7,840        7,840     $  7,511        7,511
     Accounts receivable                       6,234        7,612        5,973        7,293
     Accrued income                           11,044       11,334       10,581       10,858
     Advance payments                             10           10            9            9
     Prepaid expenses                             12        1,667           11        1,597
     Prepaid income taxes                          -       13,867            -       13,285
     Other                                     1,809        1,010        1,733          968
                                             -------      -------      -------      -------
                                            W 26,949       43,340     $ 25,818       41,521
                                             =======      =======      =======      =======

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(8)  Borrowings

     (a)  Borrowings as of December 31, 2004 and 2003 consist of the following:

                                                    (in millions of Won and thousands of U.S. dollars)

                                                             Won                U.S. dollars (Note 2)
                                                   -----------------------     -----------------------
                                                     2004          2003          2004          2003
                                                   ---------     ---------     ---------     ---------
          Borrowings in Won                        W  50,000        94,000     $  47,902        90,056
          Borrowings in foreign currencies           104,380        71,868       100,000        68,852
                                                    --------     ---------      --------      --------
                                                   W 154,380       165,868     $ 147,902       158,908
                                                    ========     =========      ========      ========


     (b) The maturities of borrowings as of December 31, 2004 and 2003 are as follows:

                                                                      (in millions of Won)

                                                                  Borrowings
                                                   Borrowings     in foreign
          At December 31, 2004                       in Won       currencies       Total
          ------------------------------------     ----------     ----------     ---------
          Due in 3 months or less                   W       -         31,314        31,314
          Due in 6 months or less                           -              -             -
          Due after 6 months through 12 months         50,000              -        50,000
          Due after 1 years through 3 years                 -         73,066        73,066
          Thereafter                                        -              -             -
                                                     --------       --------      --------
                                                    W  50,000        104,380       154,380
                                                     ========       ========      ========

                                                                      (in millions of Won)

                                                                  Borrowings
                                                   Borrowings     in foreign
          At December 31, 2003                       in Won       currencies       Total
          ------------------------------------     ----------     ----------     ---------
          Due in 3 months or less                   W       -              -             -
          Due in 6 months or less                      90,000              -        90,000
          Due after 6 months through 12 months          4,000              -         4,000
          Due after 1 years through 3 years                 -         71,868        71,868
          Thereafter                                        -              -             -
                                                     --------       --------      --------
                                                    W  94,000         71,868       165,868
                                                     ========       ========      ========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(9)  Debentures

     (a)  Debentures as of December 31, 2004 and 2003 consist of the following:

                                                    (in millions of Won and thousands of U.S. dollars)

                                                       Won                    U.S. dollars (Note 2)
                                           ---------------------------     ---------------------------
                                               2004            2003            2004            2003
                                           -----------     -----------     -----------     -----------
          Korean Won debentures            W 1,920,000       1,950,000     $ 1,839,433       1,868,174
          Foreign currency debentures           31,314          35,934          30,000          34,426
                                            ----------      ----------      ----------      ----------
                                             1,951,314       1,985,934       1,869,433       1,902,600
          Less: discount on debentures          (3,212)         (5,391)         (3,077)         (5,165)
                                            ----------      ----------      ----------      ----------
                                           W 1,948,102       1,980,543     $ 1,866,356       1,897,435
                                            ==========      ==========      ==========      ==========


     (b) The maturities of debentures as of December 31, 2004 and 2003 are as follows:

                                                                          (in millions of Won)

                                                                     Foreign
                                                   Korean Won       currency
          At December 31, 2004                     debentures      debentures         Total
          ------------------------------------     -----------     -----------     -----------
          Due in 3 months or less                      180,000               -         180,000
          Due in 6 months or less                  W   160,000               -         160,000
          Due after 6 months through 12 months         230,000          31,314         261,314
          Due after 1 years through 3 years          1,130,000               -       1,130,000
          Thereafter                                   220,000               -         220,000
                                                    ----------      ----------      ----------
                                                   W 1,920,000          31,314       1,951,314
                                                    ==========      ==========      ==========

                                                                          (in millions of Won)

                                                                     Foreign
                                                   Korean Won       currency
          At December 31, 2003                     debentures      debentures         Total
          ------------------------------------     -----------     -----------     -----------
          Due in 3 months or less                  W         -               -               -
          Due in 6 months or less                            -               -               -
          Due after 6 months through 12 months         230,000               -         230,000
          Due after 1 years through 3 years          1,590,000          35,934       1,625,934
          Thereafter                                   130,000               -         130,000
                                                    ----------      ----------      ----------
                                                   W 1,950,000          35,934       1,985,934
                                                    ==========      ==========      ==========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(10) Retirement and Severance Benefits

     Changes in retirement and severance benefits for the years ended December 31, 2004 and 2003 are as follows:

                                                           (in millions of Won and thousands of U.S. dollars)

                                                                      Won               U.S. dollars (Note 2)
                                                            ---------------------       ---------------------
                                                              2004          2003          2004          2003
                                                            -------       -------       -------       -------
     Estimated severance liability at beginning of year     W   530           570       $   508           546
     Provision                                                 (259)         (180)         (248)         (172)
     Payment                                                    505           140           484           134
                                                             ------        ------        ------        ------
     Estimated severance liability at end of year               776           530           744           508
     Less: deposit for severance benefit insurance             (552)         (530)         (529)         (508)
                                                             ------        ------        ------        ------
     Net balance at end of year                             W   224             -       $   215             -
                                                             ======        ======        ======        ======

(11) Other Liabilities

     Other liabilities as of December 31, 2004 and 2003 consist of the following:

                                                        (in millions of Won and thousands of U.S. dollars)

                                                                 Won                U.S. dollars (Note 2)
                                                       -----------------------     -----------------------
                                                          2004          2003          2004          2003
                                                       ---------     ---------     ---------     ---------
     Withholding taxes                                 W     464         1,176     $     445         1,127
     Dividends payable                                       937           928           897           889
     Accounts payable                                    180,980        14,492       173,386        13,884
     Accrued expenses                                     14,627        12,189        14,013        11,678
     Income tax payable                                   25,329             -        24,266             -
     Unearned revenue                                          -         1,679             -         1,608
                                                        --------      --------      --------      --------
                                                       W 222,337        30,464     $ 213,007        29,186
                                                        ========      ========      ========      ========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(12) Related Party Transactions

     (a)  Details of transactions

          Significant transactions with the related parties for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                            (in millions of Won)

Revenue earned                     Expense incurred                   Account                            2004            2003
------------------------------     ------------------------------     --------------------------     -----------     -----------
The Company                        Shinhan Bank                       Interest income                W     4,352           4,340
        "                          Goodmorning Shinhan Securities     Interest income                      5,941           8,099
        "                          Shinhan Card                       Interest income                     63,146          54,006
        "                          Shinhan Capital                    Interest income                     39,066          29,714
        "                          Jeju Bank                          Interest income                      1,759           1,628
                                                                                                      ----------      ----------
                                                                                                         114,264          97,787
                                                                                                      ----------      ----------
Shinhan Bank                       The Company                        Rental income                           32               -
        "                          Chohung Bank                       Interest income                         54               -
        "                                  "                          Gain on derivatives                  2,277           1,838
        "                                  "                          Rental income                           59               -
        "                          Goodmorning Shinhan Securities     Interest income                      2,237           3,121
        "                                  "                          Rental income                          253              29
        "                          Shinhan Card                       Interest income                      3,463           4,445
        "                                  "                          Fees and commission income          35,516          57,941
        "                                  "                          Rental income                          883             859
        "                          Shinhan Capital                    Interest income                      2,529           3,136
        "                                  "                          Rental income                          309             309
        "                                  "                          Gain on derivatives                    587             361
        "                          Jeju Bank                          Interest income                         75             237
        "                          Shinhan Credit Information         Rental income                          244               -
        "                          SH&C Life Insurance                Fees and commission income          12,677           2,723
Chohung Bank                       Shinhan Bank                       Interest income                        316             996
        "                                  "                          Gain on derivatives                  7,208             139
        "                                  "                          Rental income                          163               -
        "                          Shinhan Capital                    Interest income                         80               -
        "                                  "                          Gain on derivatives                    732               -
        "                          Shinhan Card                       Interest income                      1,047               -
        "                          Goodmorning Shinhan Securities     Interest income                         47              26
        "                                  "                          Fees and commission income               4               -
        "                          SH&C Life Insurance                Fees and commission income          12,565             744
Goodmorning Shinhan Securities     Shinhan Bank                       Interest income                        532           1,391
        "                                  "                          Rental income                          301               -
        "                                  "                          Fees and commission income               -             466

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(12) Related Party Transactions, Continued

                                                                                                            (in millions of Won)

Revenue earned                     Expense incurred                   Account                            2004            2003
------------------------------     ------------------------------     --------------------------     -----------     -----------
Goodmorning Shinhan Securities     Chohung Bank                       Interest income                        411             136
        "                          Shinhan Card                       Rental income                          294             242
        "                                  "                          Fees and commission income             572               -
        "                          Shinhan BNP Paribas ITMC           Rental income                          204             201
        "                          SH&C Life Insurance                Fees and commission income              15               -
Shinhan Card                       Shinhan Bank                       Interest income                         69               7
        "                                  "                          Fees and commission income              87              29
        "                          Goodmorning Shinhan Securities     Fees and commission income               6               -
        "                          Jeju Bank                          Fees and commission income               -              81
        "                          SH&C Life Insurance                Fees and commission income           3,980             338
        "                          Shinhan Credit Information         Fees and commission income              35               -
Shinhan Capital                    Shinhan Bank                       Interest income                      1,463             437
        "                                  "                          Gain on derivatives                  2,216           1,111
        "                          Chohung Bank                       Interest income                        642             690
        "                                  "                          Gain on derivatives                  3,881               -
Shinhan BNPParibas ITMC            Shinhan Bank                       Interest income                        446             393
Jeju Bank                          Shinhan Bank                       Interest income                          3              99
        "                          Chohung Bank                       Interest income                         13               -
        "                          SH&C Life Insurance                Fees and commission income             182               -
SH&C Life Insurance                Shinhan Bank                       Interest income                        207             498
        "                                  "                          Insurance income                     1,020             514
        "                          Jeju Bank                          Insurance income                         1               -
e-Shinhan                          Shinhan Bank                       Interest income                         65             132
        "                                  "                          Fees and commission income             635               -
        "                          Shinhan Card                       Fees and commission income               -              22
        "                          The Company                        Fees and commission income             179              62
        "                          Goodmorning Shinhan Securities     Fees and commission income             100               -
        "                          Chohung Bank                       Fees and commission income             600               -
Shinhan Macquarie                  Shinhan Bank                       Interest income                         22               -
Shinhan Credit Information                 "                          Fees and commission income           2,804           2,614
        "                                  "                          Interest income                         74              35
        "                          Chohung Bank                       Fees and commission income           3,816               -
        "                          Goodmorning Shinhan Securities     Fees and commission income              13              31
        "                          Shinhan Card                       Fees and commission income           8,333           8,646
        "                          Shinhan Capital                    Fees and commission income             113              61
        "                          Jeju Bank                          Fees and commission income             203             623
                                                                                                     -----------      ----------
                                                                                                         116,894          95,763
                                                                                                     -----------      ----------
                                                                                                     W   231,158         193,550
                                                                                                     ===========      ==========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(12) Related Party Transactions, Continued

     (b)  Account balances

          Significant balances with the related parties as of December 31, 2004 and 2003 are as follows:

                                                                                                            (in millions of Won)

Creditor                           Debtor                             Account                            2004            2003
------------------------------     ------------------------------     --------------------------     -----------     -----------
The Company                        Shinhan Bank                       Due from banks                 W    31,145           5,327
        "                                  "                          Loans                               50,000          50,000
        "                                  "                          Other assets                        13,251          14,644
        "                          Goodmorning Shinhan Securities     Loans                                    -         130,000
        "                                  "                          Other assets                             -             134
        "                          Shinhan Card                       Loans                            1,050,000       1,100,000
        "                                  "                          Other assets                         6,661           6,541
        "                          Shinhan Capital                    Loans                              635,609         644,905
        "                                  "                          Other assets                         4,739           5,066
        "                          Jeju Bank                          Loans                               23,140          20,000
        "                                  "                          Other assets                           186             186
        "                          Shinhan Credit Information         Other assets                            89              38
                                                                                                      ----------      ----------
                                                                                                       1,814,820       1,976,841

Shinhan Bank                       Chohung Bank                       Securities                          21,332         132,708
        "                                  "                          Other assets                           587             797
        "                          Goodmorning Shinhan Securities     Loans                                    -          30,000
        "                                  "                          Other assets                         5,753           4,418
        "                          Shinhan Card                       Loans                                7,500          28,500
        "                                  "                          Other assets                         2,474              87
        "                          Shinhan Capital                    Loans                               63,823          75,933
        "                                  "                          Derivative assets                        -              97
        "                                  "                          Other assets                           310             136
        "                          Jeju Bank                          Loans                                    -           3,140
        "                                  "                          Other assets                             -             561
        "                          SH&C Life Insurance                Other assets                         1,199           1,455
Chohung Bank                       Shinhan Bank                       Securities                               -          96,515
        "                                  "                          Other assets                         8,373           4,324
        "                          Shinhan Capital                    Loans                                  732             392
        "                          SH&C Life Insurance                Other assets                         1,956               -
Goodmorning Shinhan Securities     Shinhan Bank                       Due from banks                       5,640          53,064
        "                                  "                          Other assets                         7,747           6,791
        "                          Chohung Bank                       Due from banks                       7,195           2,011
        "                                  "                          Other assets                         2,075               8
        "                          SH&C Life Insurance                Other assets                             1               -

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(12) Related Party Transactions, Continued

                                                                                                            (in millions of Won)

Creditor                           Debtor                             Account                            2004            2003
------------------------------     ------------------------------     --------------------------     -----------     -----------
Shinhan Card                       The Company                        Other assets                             -             906
        "                          Shinhan Bank                       Cash and due from banks                427             102
        "                                  "                          Other assets                         1,189           1,189
        "                          Chohung Bank                       Cash and due from banks                  1               -
        "                          Goodmorning Shinhan Securities     Other assets                         4,635           4,635
        "                          SH&C Life Insurance                Other assets                           431             338
Shinhan Capital                    The Company                        Other assets                             -             773
        "                          Shinhan Bank                       Short-term financial
                                                                         instruments                      72,105          58,231
        "                                  "                          Other assets                         3,293           2,341
        "                          Chohung Bank                       Securities                           5,743           6,714
        "                                  "                          Other assets                         3,577             173
Shinhan BNP Paribas ITMC           Shinhan Bank                       Cash and due from banks             12,626           4,436
        "                                  "                          Other assets                           360             105
        "                          Goodmorning Shinhan Securities     Other assets                         3,496           3,496
Jeju Bank                          Shinhan Bank                       Other assets                             -             561
        "                          SH&C Life Insurance                Other assets                            26               -
SH&C Life Insurance                Shinhan Bank                       Cash and cash equivalents              853          33,563
        "                                  "                          Other assets                             3              46
        "                          Chohung Bank                       Cash and cash equivalents              873               -
e-Shinhan                          Shinhan Bank                       Cash and cash equivalents              980           2,158
        "                                  "                          Other assets                             7               -
        "                                  "                          Loans                                1,850               -
Shinhan Macquarie                  Shinhan Bank                       Cash and cash equivalents            4,027           1,187
Shinhan Credit Information         Shinhan Bank                       Cash and cash equivalents              900           1,686
        "                                  "                          Other assets                         1,041           1,146
        "                          Chohung Bank                       Other assets                           435               -
        "                          Goodmorning Shinhan Securities     Other assets                             1               -
        "                          Shinhan Card                       Other assets                           702             892
        "                          Jeju Bank                          Other assets                            71             161
Shinhan PE                         Shinhan Bank                       Cash and cash equivalents            9,412               -
                                                                                                      ----------      ----------
                                                                                                         265,761         565,776
                                                                                                      ----------      ----------
                                                                                                     W 2,080,581       2,542,617
                                                                                                      ==========      ==========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(12) Related Party Transactions, Continued

     (c)  Guarantees and acceptances

          The guarantees and acceptances provided between the related parties as of December 31, 2004 are as follows:

                                                                                        (in millions of Won)

                                                                                                    Amount
          Creditor         Debtor                             Account                             guaranteed
          ------------     ------------------------------     -------------------------------     ----------
          The Company      Goodmorning Shinhan Securities     Lease guarantee                      W 50,000
          Shinhan Bank     Shinhan Capital                    Letter of credit                       13,601
                  "        Shinhan Finance                    Guarantees for loans                   11,515
          Chohung Bank     Chohung Finance                    Guarantees for letter of credit           731
                                                                                                   --------
                                                                                                   W 75,847
                                                                                                   ========

(13) Assets and Liabilities Denominated in Foreign Currency

     Assets and liabilities denominated in foreign currency as of December 31, 2004 and 2003 are as follows:

                                    (in millions of Won and thousands of U.S. dollars)

                                      Foreign currency              Won equivalent
                                   -----------------------     -----------------------
                                      2004          2003          2004          2003
                                   ---------     ---------     ---------     ---------
     Assets:
       Loans                       $ 129,919        89,919     W 135,609       107,705
       Other assets                      853           426           890           510
                                   ---------     ---------     ---------     ---------
                                   $ 130,772        90,345     W 136,499       108,215
                                   =========     =========     =========     =========
     Liabilities:

        Borrowings                 $ 100,000        60,000     W 104,380        71,868
        Debentures                    30,000        30,000        31,314        35,934
        Discount on debentures           (20)          (51)          (21)          (60)
        Other liabilities                791           382           825           457
                                   ---------     ---------     ---------     ---------
                                   $ 130,771        90,331     W 136,498       108,199
                                   =========     =========     =========     =========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(14) Commitments and Contingencies

     (a)  Acquisition of Chohung Bank

          On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, in accordance with the agreement, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:

          o    Asset Indemnity Payment

               Amount: W652,284 million - asset indemnity amount for corporate loans, returned KAMCO loans and credit card loans

               Payment date:   earlier of 60 days after the date asset indemnity
                               is determined as of June 30, 2005 or the date as agreed on

               Interest:       4.3% per annum

          o    General Indemnity Payment

               Amount: W166,516 million (may be offset by any amounts due and payable by the KDIC to the Company in connection with the breach of representation or warranty)

               Payment date:   the second anniversary date of cash portion
                               closing date

               Interest:       4.3% per annum

          o    Earn Out Payment

               Amount: 20% of the total excess amount, which means net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of W1,800 billion

               Payment date:   within 30 days after the date excess amount is
                               determined for the fiscal year of 2006

          As regards General Indemnity, eligibility of most of indemnifiable items, as provided for in a stock purchase agreement, expired during the year ended December 31, 2004. As for the remaining such items, indemnification appeared unlikely as of December 31, 2004. Accordingly, the Company made adjustment to reflect the aforementioned General Indemnity Payment as an addition to goodwill. The other two contingent considerations are not included in the acquisition cost, for the amount is not determinable.

     (b)  Indemnification on contingent loss

          Pursuant to the sale agreement of 50% shares in Shinhan ITMC, entered into between BNP Paribas Asset Management Group and the Company, the Company agreed to compensate BNP Paribas Asset Management Group for contingent loss arising from lawsuit in which Bumin Mutual Savings Bank filed against Shinihan BNP Paribas ITMC totaling W100 million. As of December 31, 2004, the lawsuit is in the first trial however, the ultimate outcome of this lawsuit cannot be presently determined.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(15) Capital Stock

     (a) The Company issued new preferred stock for the year ended December 31, 2003, and the details are as follows:

                                                         Predetermined
                                          Number of      dividend rate
                                            shares          (%) (*)                Redeemable period
                                          ----------     -------------     ---------------------------------
          Redeemable preferred stock:
               Series 1                    9,316,792         4.04          August 19, 2004 - August 18, 2006
               Series 2                    9,316,792         4.04          August 19, 2005 - August 18, 2007
               Series 3                    9,316,792         4.04          August 19, 2006 - August 18, 2008
               Series 4                    9,316,792         4.04          August 19, 2007 - August 18, 2009
               Series 5                    9,316,793         4.04          August 19, 2008 - August 18, 2010
               Series 6                    3,500,000         7.00           July 19, 2006 - August 18, 2006
               Series 7                    2,433,334         7.46           July 19, 2008 - August 18, 2008
               Series 8                       66,666         7.86           July 19, 2010 - August 18, 2010
                                          ----------
                                          52,583,961

          Redeemable convertible preferred stock:
               Series 9 (**)              44,720,603         2.02          August 19, 2006 - August 18, 2008
                                          ----------
                                          97,304,564
                                          ==========

          ------------
          (*)  Based on issue price

          (**) Convertible period      : August 19, 2004 - August 18, 2007
               Conversion ratio        : 1 common share to 1 preferred share
               Conversion price in Won : W18,086

          Details of changes in capital stock for the years ended December 31, 2004 and 2003 are as follows:

                                                                                   (in millions of Won)
                                                 ------------------------------------------------------
                                                                          2004
                                                 ------------------------------------------------------
                                                 Number of shares     Capital stock     Capital surplus
                                                 ----------------     -------------     ---------------
          Balance at beginning of the period        391,705,864         1,958,530          3,316,380
          Share exchange                             24,917,711           124,588            402,184
          Disposition of treasury stock                       -                 -                 59
                                                    -----------         ---------          ---------
          Balance at end of the year                416,623,575         2,083,118          3,718,623
                                                    ===========         =========          =========


                                                                                   (in millions of Won)
                                                 ------------------------------------------------------
                                                                          2003
                                                 ------------------------------------------------------
                                                 Number of shares     Capital stock     Capital surplus
                                                 ----------------     -------------     ---------------
          Balance at beginning of the year          292,361,125         1,461,806          1,976,625
          Redeemable preferred stock issued:
             Series 1 to 5                           46,583,961           232,920            237,784
             Series 6 to 8                            6,000,000            30,000            855,530
          Redeemable convertible preferred
             stock issued:
             Series 9                                44,720,603           223,603            228,271
          Common stock issued                         1,864,065             9,320             18,183
          Share exchange                                176,110               881                (13)
                                                    -----------         ---------          ---------
          Balance at end of the year                391,705,864         1,958,530          3,316,380
                                                    ===========         =========          =========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(16) Retained Earnings

     Retained earnings as of December 31, 2004 and 2003 consist of the following:

                                                         (in millions of Won and thousands of U.S. dollars)

                                                            Won                    U.S. dollars (Note 2)
                                                ---------------------------     ---------------------------
                                                    2004            2003            2004            2003
                                                -----------     -----------     -----------     -----------
     Legal reserve                              W   118,692          82,469     $   113,711          79,008
     Retained earnings before appropriation       1,489,493         782,922       1,426,991         750,069
                                                -----------     -----------     -----------     -----------
                                                W 1,608,185         865,391     $ 1,540,702         829,077
                                                ===========     ===========     ===========     ===========

     The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders' approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(17) Capital Adjustment

     Capital adjustments as of December 31, 2004 and 2003 consist of the following:

                                                       (in millions of Won and thousands of U.S. dollars)

                                                             Won                  U.S. dollars (Note 2)
                                                  -------------------------     -------------------------
                                                     2004           2003           2004           2003
                                                  ----------     ----------     ----------     ----------
     Unrealized gain on investment securities     W  383,437         13,871     $  367,347         13,289
        accounted for by the equity method
     Unrealized loss on investment securities        (53,932)      (640,388)       (51,669)      (613,516)
        accounted for by the equity method
     Stock options (note 18)                           8,178          9,626          7,835          9,222
                                                  ----------     ----------     ----------     ----------
                                                  W  337,683       (616,891)    $  323,513       (591,005)
                                                  ==========     ==========     ==========     ==========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(18) Stock Options

     (a) Details of stock options as of December 31, 2004 and 2003 are as follows:

                                                                                                        (in Won)

          Grant date                               March 25, 2004          May 15, 2003           May 22, 2002
          ------------------------------------   ------------------     ------------------     -----------------
          Shares granted                          1,301,600 shares       1,156,300 shares       1,004,200 shares
          Share expired or exercise to date          64,421 shares         157,868 shares         139,610 shares
                                                 ------------------     ------------------     -----------------
          Shares outstanding                      1,237,179 shares         998,432 shares         864,590 shares
          Type of stock options                    Stock grant or         Stock grant or
                                                 price compensation     price compensation     Price compensation
          Exercise price                              W 21,595               W 11,800               W 18,910
                                                 Within three years     Within four years      Within four years
          Exercise period                          after two years        after two years        after two years
                                                   from grant date        from grant date        from grant date

          Forfeited period                        After five years       After six years        After six years
                                                   from grant date        from grant date        from grant date

          Assumptions used to determine the fair value of options:

             Risk-free interest rate                   4.39%                 4.25%                      -
             Expected exercise period                3.5 years              4 years                     -
             Expected stock price volatility          19.85%                22.11%                      -
             Expected dividend yield                    0%                    0%                        -
             Expected ratios of no-exercise             0%                    0%                        -
             Weighted average fair value              W 7,696               W 5,292                     -

          With respect to the stock options granted on May 22, 2002, the Company decided to pay the difference between the market price and the exercise price in cash for the year ended December 31, 2004. As a result, the Company determined to apply the intrinsic value method to those stock options, stock options, accounts receivable and stock compensation costs decreased by W7,694 million, W6,113 million and W1,581 million, respectively, for the year ended December 31, 2004.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(18) Stock Options, Continued

     (b) Changes in stock compensation costs for the year ended December 31, 2004 are as follows:

                                                                                          (in millions of Won)

                                                                              Personnel of
                                                                      ----------------------------
          Grant date         Stock compensation cost                  The Company     Subsidiaries      Total
          --------------     ------------------------------------     -----------     ------------     -------
          March 25, 2004     Recorded at beginning of the period        W     -               -              -
                             Incurred during the period                     935           2,850          3,785
                             To be recorded in subsequent periods         1,394           4,343          5,737

          May 15, 2003       Recorded at beginning of the period            442           1,489          1,931
                             Incurred during the period                     593           1,871          2,464
                             To be recorded in subsequent periods           213             676            889

          May 22, 2002       Recorded at beginning of the period          1,581           6,113          7,694
                             Incurred during the period                    (917)         (3,730)        (4,647)
                             To be recorded in subsequent periods             -               -              -

          For stock options granted at March 25, 2004 and May 15, 2003, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company.


(19) General and Administrative Expenses

     Details of general and administrative expenses for the years ended December 31, 2004 and 2003 are as follows:

                                                      (in millions of Won and thousands of U.S. dollars)

                                                                  Won              U.S. dollars (Note 2)
                                                         ---------------------     ---------------------
                                                           2004         2003         2004         2003
                                                         --------     --------     --------     --------
     Salaries and wages                                  W 13,363        9,821     $ 12,802        9,409
     Provision for retirement and severance benefits          505          140          484          134
     Other employees benefits                                 866          601          830          576
     Rental                                                   497          142          476          136
     Entertainment                                            663        1,455          635        1,394
     Depreciation                                             652          568          625          544
     Amortization                                             111          109          106          104
     Bad debts                                                  -        5,879            -        5,632
     Taxes and dues                                           835          361          800          346
     Advertising                                               28           22           27           21
     Fees and commission                                    3,600        1,374        3,449        1,316
     Other                                                  3,104        3,430        2,974        3,286
                                                         --------     --------     --------     --------
                                                         W 24,224       23,902     $ 23,208       22,898
                                                         ========     ========     ========     ========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(20) Income Taxes

     (a) The Company is subject to income taxes based on taxable earnings, which results in the normal tax rate of 29.7%.

          The Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, the statutory income tax rate of 29.7% is applied for deferred income tax assets (liabilities) that will be realized before 2005 and statutory income tax rate of 27.5% is applied for deferred income tax assets (liabilities) that will be realized after 2004, reflecting the corporate tax rate cut from 2005.

          The components of income taxes for the years ended December 31, 2004 and 2003 are as follows:

                                                       (in millions of Won)

                                                       2004          2003
                                                    ---------     ---------
          Current income taxes                      W  17,032             -

          Changes in deferred taxes:
             temporary differences                          -             -
                                                    ---------     ---------
                                                    W  17,032             -
                                                    =========     =========


     (b) The reconciliation of accounting income and taxable income for the years ended December 31, 2004 and 2003 is as follows:

                                                                                                          (in millions of Won)

                                                                   Temporary difference              Permanent difference
                                                               -----------------------------     -----------------------------
          Description                                              2004             2003             2004             2003
          ------------------------------------------------     ------------     ------------     ------------     ------------
          Additions:
             Dividends received                                W    256,536          186,896                -                -
             Accrued income earned in prior year                     11,334            4,332                -                -
             Investment securities accounted for                          -           10,848          956,752                -
                by the equity method
             Retirement and severance benefits                          215                -                -                -
             Entertainment expense in excess of tax limit                 -                -              569            1,434
             Retained earnings                                       91,066                -              834                -
             Other                                                        -               20           48,326            1,415
                                                               ------------     ------------     ------------     ------------
                                                                    359,151          202,096        1,006,481            2,849
                                                               ------------     ------------     ------------     ------------
          Deductions:
             Dividends received                                           -                -          217,640          186,058
             Investment securities accounted for                    956,643                -           26,513           10,848
                by the equity method
             Retained earnings                                            -                -           65,497               20
             Accrued income earned in current period                    299           11,334                -                -
             Deposit for retirement and severance benefits              215              198                -                -
                insurance
             Gain from equity method                              1,108,740          388,641                -                -
             Other                                                        5                -                -                -
                                                               ------------     ------------     ------------     ------------
                                                                  2,065,902          400,173          309,650          196,926
                                                               ------------     ------------     ------------     ------------
                                                               W (1,706,751)        (198,077)         696,831         (194,077)
                                                               ============     ============     ============     ============

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(20) Income Taxes, Continued

     (c) Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                      (in millions of Won)

                                                                                        2004
                                                           ---------------------------------------------------------------
                                                            Beginning                                           Ending
                                                           balance (*)        Increase         Decrease         balance
                                                           ------------     ------------     ------------     ------------
          Temporary differences:
             Securities                                    W     12,199           91,066                -          103,265
             Retirement and severance benefits                      251              215                -              466
             Gain from equity method                           (268,310)      (1,108,740)        (256,536)      (1,120,514)
             Accrued income                                     (11,334)            (299)         (11,334)            (299)
             Deposit for severance benefit insurance               (251)            (215)               -             (466)
             Other                                                   10                -                6                5
                                                           ------------     ------------     ------------     ------------
                                                               (267,435)      (1,017,973)        (267,864)      (1,017,543)
          Unrealizable temporary differences on gain
             from equity method                                 263,171                                          1,017,503
                                                           ------------                                       ------------
          Net temporary differences                        W     (4,264)                                               (40)
                                                           ============                                       ============
          Tax effects of temporary differences                   (1,172)                                               (11)
          Tax effects of tax loss carryforwards                  13,706                                                  -
                                                           ------------                                       ------------
          Net tax effects                                  W     12,534                                                (11)
                                                           ============                                       ============
          Tax effects recorded in financial statements     W          -                                                  -
                                                           ============                                       ============

          ------------
          (*) Amount resulting from prior year tax return is reflected in the current year.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(20) Income Taxes, Continued

                                                                                                      (in millions of Won)

                                                                                        2003
                                                           ---------------------------------------------------------------
                                                            Beginning                                           Ending
                                                             balance          Increase         Decrease         balance
                                                           ------------     ------------     ------------     ------------
          Deductible temporary differences:
             Securities                                    W      1,351           10,848                -           12,199
             Retirement and severance benefits                      342                -                -              342
                                                           ------------     ------------     ------------     ------------
                                                                  1,693           10,848                -           12,541
                                                           ------------     ------------     ------------     ------------
          Taxable temporary differences:
             Gain from equity method                            203,714          388,641          186,896          405,459
             Accrued income                                       4,332           11,334            4,332           11,334
             Deposit for severance benefit insurance                332              198                -              530
             Other                                                    4                -               20              (16)
                                                           ------------     ------------     ------------     ------------
                                                                208,382          400,173          191,248          417,307
                                                           ------------     ------------     ------------     ------------
                        Net                                    (206,689)        (389,325)        (191,248)        (404,766)

          Unrealizable temporary differences on gain
             from equity method                                 191,135                                            386,200
                                                           ------------                                       ------------
          Net temporary differences                        W    (15,554)                                           (18,566)
                                                           ============                                       ============
          Tax effects of temporary differences                   (4,619)                                            (5,106)
          Tax effects of tax loss carryforwards                   6,295                                             13,706
                                                           ------------                                       ------------
          Net tax effects                                  W      1,676                                              8,600
                                                           ============                                       ============
          Tax effects recorded in financial
             statements (*)                                W          -                                                  -
                                                           ============                                       ============

          ------------
          (*) Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Total amount of tax loss carryforwards which are not recognized as deferred taxes, is W49,842 million, with the tax benefit maturity of W5,553 million in 2006, W14,363 million in 2007 and W29,926 million in 2008.


     (d) Effective tax rates for the years ended December 31, 2004 and 2003 are as follows:

                                              (in millions of Won, except income tax rate)

                                                                   2004            2003
                                                               -----------     -----------
          Earnings before income taxes                         W 1,067,327         362,988
          Income taxes                                         W    17,032               -

          Effective income tax rate (%)                               1.60               -

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(21) Earnings Per Share

     (a)  Earnings per share

          Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company's ordinary income and net earnings per share for the years ended December 31, 2004 and 2003 are computed as follows:

                                                                        (in millions of Won, except share)

                                                                               2004             2003 (*)
                                                                           -------------     -------------
          Net income for year                                              W   1,050,295           362,988
          Less: extraordinary gain (loss)                                              -                 -
                dividends on preferred stock                                     115,141            83,397
                                                                           -------------     -------------
          Ordinary income available for common stock                             935,154           279,591
          Weighted average number of common shares outstanding (**)          292,467,357       262,983,207
                                                                           -------------     -------------
          Ordinary income per share in Won                                 W       3,197             1,063
                                                                           =============     =============
          Net earnings per share in Won                                    W       3,197             1,063
                                                                           =============     =============

          ------------
          (*) The effect arising from the adoption of SKAS No. 15 "The Equity Method of Accounting" is reflected.

          (**) Shares held by subsidiaries are considered.

     (b)  Diluted earnings per share

          For the year ended December 31, 2004, if convertible preferred stock and stock options were exercised, 46,956,214 shares of common stock would be issued, and if preferred stock were converted into common stock on issue date, weighted average number of common shares outstanding would be 337,600,441.

          Details of diluted ordinary/net earnings per share due to dilutive effect for the years ended December 31, 2004 and 2003 are as follows:

                                                                        (in millions of Won, except share)

                                                                                2004              2003
                                                                           -------------     -------------
          Ordinary income available for common stock                       W     935,154           279,591
          Add: dividends on convertible preferred stock                           16,338             6,043
               stock compensation costs                                              583                 -
                                                                           -------------     -------------
          Diluted ordinary income/net earnings                                   952,075           285,634
          Weighted average number of common shares outstanding               337,600,441       279,523,704
                                                                           -------------     -------------
          Diluted ordinary income per share in Won                         W       2,820             1,022
                                                                           =============     =============
          Diluted net earnings per share in Won                            W       2,820             1,022
                                                                           =============     =============

          ------------
          (*) The effect arising from the adoption of SKAS No. 15 "The Equity Method of Accounting" is reflected.

          (**) Shares held by subsidiaries are considered.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(21) Earnings Per Share, Continued

     (c)  Securities applicable to common shares

                                                                                           Number of shares
                                                             Convertible period              to be issued
                                                     ---------------------------------     ----------------
          Redeemable convertible preferred stock     August 19, 2004 - August 18, 2007        44,720,603
          Stock options                                May 15, 2005 - June 15, 2009              998,432
          Stock options                               March 26, 2006 - March 25, 2009          1,237,179
                                                                                              ----------
                                                                                              46,956,214
                                                                                              ==========


(d) (Diluted) earnings per share for each quarters in 2004 are as follows:

                                                                                                          (in Won)

                                                                           Quarter ended
                                                ------------------------------------------------------------------
                                                  March 31,          June 30,       September 30,      December 31,
                                                    2004              2004              2004              2004
                                                -------------     -------------     -------------     -------------
          Earnings per share in Won                W   429             1,003               984               753
          Diluted earnings per share in Won            381               881               867               669

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(22) Dividends

     (a) Dividends for the years ended December 31, 2004 and 2003 are calculated as follow:

                                                                            (in millions of Won, except per share)

                                                                                      2004
                                                              ----------------------------------------------------
                                                                  Common           Preferred
                                                                  shares            shares               Total
                                                              --------------     --------------     --------------
          Total number of share issued and outstanding           319,319,011         97,304,564        416,623,575
          Shares excluded (*)                                      8,987,011                  -          8,987,011
                                                              --------------     --------------     --------------
                                                                 310,332,000         97,304,564        407,636,564
          Face value per share in Won                                  5,000              5,000              5,000
          Dividend per share in Won (rate per share) (**)     W    750 (15%)     1,183 (23.66%)       853 (17.06%)
                                                              --------------     --------------     --------------
          Dividends                                           W      232,749            115,141            347,890

          ------------
          (*) Dividends on shares held by subsidiaries as of December 31, 2004 are not paid.

          (**) Dividends per share on preferred stock are weighted average amount and details are as follows:

                                                                            (in millions of Won, except per share)

                                                      Number of      Dividends per     Dividend rate
                                                       shares        share in Won      per share (%)     Dividends
                                                      ----------     -------------     -------------     ---------
          Redeemable preferred stock:
             Series 1                                  9,316,792        730.674             14.61            6,807
             Series 2                                  9,316,792           "                  "              6,807
             Series 3                                  9,316,792           "                  "              6,807
             Series 4                                  9,316,792           "                  "              6,807
             Series 5                                  9,316,793           "                  "              6,808
             Series 6                                  3,500,000         10,500            210.00           36,750
             Series 7                                  2,433,334         11,190            223.80           27,230
             Series 8                                     66,666         11,790            235.80              786
                                                      ----------                                           -------
                                                      52,583,961                                            98,802
          Redeemable convertible preferred stock:
             Series 9                                 44,720,603       365.337               7.31           16,339
                                                      ----------                                           -------
                                                      97,304,564                                           115,141
                                                      ==========                                           =======

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(22) Dividends, Continued

                                                                         (in millions of Won, except per share)

                                                                                    2003
                                                              -------------------------------------------------
                                                                  Common          Preferred
                                                                  shares           shares             Total
                                                              -------------     -------------     -------------
          Total number of share issued and outstanding          294,401,300        97,304,564       391,705,864
          Shares excluded (*)                                   (29,873,359)                -       (29,873,359)
                                                              -------------     -------------     -------------
                                                                264,527,941        97,304,564       361,832,505
          Face value per share in Won                                 5,000             5,000             5,000
          Dividend per share in Won (rate per share) (**)     W   600 (12%)       857(17.14%)      669 (13.38%)
                                                              -------------     -------------     -------------
          Dividends                                           W     158,717            83,397           242,114
                                                              =============     =============     =============

          ------------
          (*) Dividends on shares held by subsidiaries as of December 31, 2003 are not paid.

          (**) Dividends per share on preferred stock are weighted average amount and details are as follows:

                                                                            (in millions of Won, except per share)

                                                      Number of      Dividends per     Dividend rate
                                                        shares       share in Won      per share (%)     Dividends
                                                      ----------     -------------     -------------     ---------
          Redeemable preferred stock:
             Series 1                                  9,316,792            270             5.40            2,518
             Series 2                                  9,316,792            270             5.40            2,518
             Series 3                                  9,316,792            270             5.40            2,518
             Series 4                                  9,316,792            270             5.40            2,518
             Series 5                                  9,316,793            270             5.40            2,518
             Series 6                                  3,500,000         10,500            210.0           36,750
             Series 7                                  2,433,334         11,190            223.8           27,229
             Series 8                                     66,666         11,790            235.8              786
                                                      ----------                                           ------
                                                      52,583,961                                           77,355
          Redeemable convertible preferred stock:
             Series 9                                 44,720,603            135             2.70            6,042
                                                      ----------                                           ------
                                                      97,304,564                                           83,397
                                                      ==========                                           ======

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(22) Dividends, Continued

     (b) Payout ratios for the years ended December 31, 2004 and 2003 are calculated as follows:

                                                                                     (in millions of Won, except payout ratio)

                                     Common         Preferred                         Common        Preferred
                                     shares           shares          Total           shares          shares          Total
                                 -------------     -----------     -----------     -----------     -----------     -----------
          Dividends in Won       W     232,749         115,141         347,890         158,717          83,397         242,114
          Net earning in Won     W (*) 935,154         115,141       1,050,295         279,591          83,397         362,988

          Payout ratios (%)              24.89                           33.12           56.77                           66.70

     (c) Dividend yields on common shares for the years ended December 31, 2004 and 2003 are calculated as follows:

                                                               (in Won, except dividends yields)

                                                                            2004          2003
                                                                         ---------     ---------
          Dividends per share in Won                                     W     750           600
          Stock price in Won at the balance sheet date (*)               W  22,840        18,513

          Dividends yields (%)                                                3.28          3.24


(23) Statements of Cash Flows

     Significant transactions not involving cash inflows or outflows for the years ended December 31, 2004 and 2003 are as follows:

                                                                                    (in millions of Won)

                                                                                    2004          2003
                                                                                 ---------     ---------
     Acquisition of investment securities accounted for by the equity method
          through shares exchange                                                W 526,798       929,559
     Contingent liabilities recorded as accounts payable                           166,516             -
     Changes in capital adjustments due to application of the equity method        956,022        69,698
     Changes in retained earnings due to application of the equity method           65,387        10,848
     Stock options recorded as accounts receivable                                   1,393         5,241
     Changes in unrealized gain on available-for-sale securities                         -           668
     Amortization charged to retained earnings due to accounting change                  -            20
     Shares exchange                                                                     -           881

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(24) Application of New Accounting Standards

     Effective January 1, 2004, Company has adopted Statements of Korean Financial Accounting Standards (the "SKAS") No. 10, 12 and 13, in addition, the Company has adopted SKAS No. 15, effective from the first fiscal year beginning after December 31, 2004 with encouraged earlier application. As a result, the effect from application of those accounting standards was to decrease investment securities accounted for by the equity method and capital adjustments by W226,808 million and W227,622 million, and increase retained earnings and net income by W814 million and W1,821 million, respectively, as of December 31, 2004. Additionally, non-consolidated financial statements as of and for the year ended December 31, 2003, which are presented for comparative purposes, were retroactively restated, as a result, investment securities accounted for by the equity method, retained earnings and capital adjustments decrease by W594,146 million, W1,007 million and W593,139 million, respectively, as of December 31, 2003.

     If the Company adopted the aforementioned accounting standards retroactively to prior years, the following amounts would be changed:

                                                                                         (in millions of Won)

                                                                      2003            2002            2001
                                                                  -----------     -----------     -----------
     Investment securities accounted for by the equity method     W 5,714,392       3,622,124       3,277,296
     Net income                                                       362,988         602,163         220,763
     Net earnings per share                                             1,063           2,294             875
     Capital adjustments                                             (616,892)       (468,713)       (394,810)

(25) Financial Performance

     Financial performance for the quarters ended December 31, 2004 and 2003 are as follows:

                                       (in millions of Won, except net earnings per share)

                                                                Quarter ended December 31,
                                                                --------------------------
                                                                   2004           2003 (*)
                                                                ---------        ---------
     Operating revenue                                          W 314,541          141,207
     Operating income                                             282,648          106,422
     Net income                                                   255,714          104,756
     Net earnings per share in Won                                    753              132

     ------------
     (*) Financial performance for the quarter ended December 31, 2003 reflected the adoption of new accounting standards, as presented in
          Note 24.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(26) Condensed Financial Statements of Subsidiaries

     (a)  Balance sheets

          Condensed balance sheets of subsidiaries as of December 31, 2004 and 2003 are as follows:

                                                                                    (in millions of Won)

                                                                         2004
                                             -----------------------------------------------------------
                                                                                     Total stockholders'
          Subsidiaries                       Total assets      Total liabilities           equity
          ------------------------------     -------------     -----------------     -------------------
          Shinhan Bank                       W  70,125,920         66,000,578             4,125,342
          Chohung Bank                          65,389,100         62,778,172             2,610,928
          Goodmorning Shinhan Securities         2,956,183          2,277,868               678,315
          Shinhan Card                           1,469,925          1,306,467               163,458
          Shinhan Capital                        1,320,929          1,201,582               119,347
          Shinhan BNP Paribas ITMC                  49,463              3,845                45,618
          Jeju Bank                              1,872,414          1,763,877               108,537
          SH&C Life Insurance                      286,304            257,077                29,227
          e-Shinhan                                  4,813                893                 3,920
          Shinhan Macquarie                         11,307              9,154                 2,153
          Shinhan Credit Information                 9,228              2,366                 6,862
          Shinhan PE                                 9,844                 57                 9,787
                                             -------------        -----------             ---------
                                             W 143,505,430        135,601,936             7,903,494
                                             =============        ===========             =========

                                                                                    (in millions of Won)

                                                                         2003
                                             -----------------------------------------------------------
                                                                                     Total stockholders'
          Subsidiaries                       Total assets      Total liabilities           equity
          ------------------------------     -------------     -----------------     -------------------
          Shinhan Bank                       W  70,066,189         66,550,821             3,515,368
          Chohung Bank                          59,227,864         57,289,224             1,938,640
          Goodmorning Shinhan Securities         2,928,017          2,290,044               637,973
          Shinhan Card                           1,778,191          1,620,555               157,636
          Shinhan Capital                        1,153,907          1,051,683               102,224
          Shinhan BNP Paribas ITMC                  47,461              2,489                44,972
          Jeju Bank                              1,785,961          1,682,328               103,633
          SH&C Life Insurance                      114,012             87,970                26,042
          e-Shinhan                                  3,924                225                 3,699
          Shinhan Macquarie                         11,255              7,642                 3,613
          Shinhan Credit Information                13,588              9,726                 3,862
                                             -------------        -----------             ---------
                                             W 137,130,369        130,592,707             6,537,662
                                             =============        ===========             =========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(26) Condensed Financial Statements of Subsidiaries, Continued

     (b)  Statements of Earnings

          Condensed statements of earnings of subsidiaries for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                         (in millions of Won)

                                                                                    2004
                                            ---------------------------------------------------------------------------------
                                            Operating        Operating         Operating         Ordinary         Net income
          Subsidiaries                       revenue          expense        income (loss)     income (loss)        (loss)
          ----------------------------     ------------     ------------     -------------     -------------     ------------
          Shinhan Bank                     W  5,917,768        4,881,890        1,035,878         1,201,938           844,113
          Chohung Bank                        6,782,762        6,459,908          322,854           267,736           265,238
          Goodmorning Shinhan
             Securities (*)                     658,328          614,709           43,619            44,113            43,576
          Shinhan Card                          423,829          417,407            6,422             5,822             5,822
          Shinhan Capital                       221,072          187,764           33,308            32,738            23,056
          Shinhan BNP Paribas ITMC (*)           13,950            7,402            6,548             6,551             4,557
          Jeju Bank                             131,659          123,982            7,676             7,366             6,334
          SH&C life Insurance (*)                36,489           37,850           (1,362)              182               373
          e-Shinhan                               3,487            3,293              194               220               220
          Shinhan Macquarie (*)                  14,556           11,633            2,923             3,098             1,984
          Shinhan Credit Information             29,367           28,972              395               610             3,000
          Shinhan PE                                  -              212             (212)             (212)             (212)
                                           ------------     ------------     ------------      ------------      ------------
                                           W 14,233,267       12,775,022        1,458,243         1,570,162         1,198,061
                                           ============     ============     ============      ============      ============

          ------------
          (*) For the period from January 1, 2004 to December 31, 2004 reflected.

                                                                                                         (in millions of Won)

                                                                                    2003
                                            ---------------------------------------------------------------------------------
                                            Operating        Operating         Operating         Ordinary         Net income
          Subsidiaries                       revenue          expense        income (loss)     income (loss)        (loss)
          ----------------------------     ------------     ------------     -------------     -------------     ------------
          Shinhan Bank                     W  4,851,995        4,180,640          671,355           685,756           476,023
          Chohung Bank                        5,416,552        6,103,681         (687,129)         (918,764)         (968,940)
          Goodmorning Shinhan
            Securities (*)                      649,701          619,693           30,008            68,616            35,813
          Shinhan Card                          431,863          506,606          (74,743)          (90,063)          (89,824)
          Shinhan Capital                       145,355          116,084           29,271            22,565            15,755
          Shinhan BNP Paribas ITMC (*)           12,728           10,604            2,124             2,629             1,834
          Jeju Bank                             137,162          137,005              157               727             4,751
          SH&C life Insurance (*)                44,986           47,478           (2,492)           (3,369)           (3,369)
          e-Shinhan                               1,714            3,361           (1,647)           (1,583)           (1,583)
          Shinhan Macquarie (*)                  11,454            7,816            3,638             3,804             2,559
          Shinhan Credit Information             25,557           24,309            1,248             1,096               741
                                           ------------     ------------     ------------      ------------      ------------
                                           W 11,729,067       11,757,277          (28,210)         (228,586)         (526,240)
                                           ============     ============     ============      ============      ============

          ------------
          (*) For the period from January 1, 2003 to December 31, 2003 reflected.

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(27) Financing and Operating Status of the Company and Subsidiaries

     (a) The financing status of the Company and its subsidiaries as of December 31, 2004 and 2003 are as follows:

                                                                                            (in millions of Won)

                                                                            2004
                                             -------------------------------------------------------------------
                                               Deposits         Borrowings       Debentures(*)         Total
                                             -------------     -------------     -------------     -------------
          The Company                        W           -           154,380         1,948,102         2,102,482
          Shinhan Bank                          40,668,095         9,164,921        10,835,048        60,668,064
          Chohung Bank                          41,313,073         5,057,559         7,115,575        53,486,207
          Goodmorning Shinhan Securities           614,473           290,508                 -           904,981
          Shinhan Card                                   -         1,232,500                 -         1,232,500
          Shinhan Capital                                -           805,718           195,595         1,001,313
          Jeju Bank                              1,527,788            83,871            35,000         1,646,659
          Shinhan Macquarie                              -             6,471                 -             6,471
                                             -------------     -------------     -------------     -------------
                                             W  84,123,429        16,795,928        20,129,320       121,048,677
                                             =============     =============     =============     =============

          ------------
          (*) Net of discount on debentures

                                                                                            (in millions of Won)

                                                                            2003
                                             -------------------------------------------------------------------
                                               Deposits         Borrowings       Debentures(*)         Total
                                             -------------     -------------     -------------     -------------
          The Company                        W           -           165,868         1,980,543         2,146,411
          Shinhan Bank                          41,991,839        10,621,963         9,115,997        61,729,799
          Chohung Bank                          40,030,091         5,711,922         6,424,165        52,166,178
          Goodmorning Shinhan Securities         1,032,769           657,838           161,000         1,851,607
          Shinhan Card                                   -         1,318,182           259,991         1,578,173
          Shinhan Capital                                -           787,433           114,814           902,247
          Jeju Bank                              1,438,284            83,299            35,000         1,556,583
                                             -------------     -------------     -------------     -------------
                                             W  89,492,983        19,346,505        18,091,510       121,930,998
                                             =============     =============     =============     =============

          ------------
          (*) Net of discount on debentures

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(27) Financing and Operating Status of the Company and Subsidiaries, Continued

     (b) The operating status of the Company and its subsidiaries as of December 31, 2004 and 2003 are as follows:

                                                                                            (in millions of Won)

                                                                            2004
                                             -------------------------------------------------------------------
                                                                                 Cash and due
                                               Loans (*)        Securities        from banks           Total
                                             -------------     -------------     -------------     -------------
          The Company                        W   1,749,955         8,250,648            31,145        10,031,748
          Shinhan Bank                          51,028,772        11,706,747         2,386,837        65,122,356
          Chohung Bank                          41,586,846        11,499,243         1,754,215        54,840,304
          Goodmorning Shinhan Securities         1,001,505         1,852,357           636,049         3,489,911
          Shinhan Card                             790,320             1,643               880           792,843
          Shinhan Capital                          993,143            77,548           103,405         1,174,096
          Shinhan BNP Paribas ITMC                     454            20,101            22,198            42,753
          Jeju Bank                              1,366,068           303,688            31,574         1,701,330
          SH&C Life Insurance                          294            56,819             2,704            59,817
          e-Shinhan                                     36                74             2,832             2,942
          Shinhan Macquarie                              -                 -             4,027             4,027
          Shinhan Credit Information                     -                 -             4,213             4,213
          Shinhan PE                                     -                 -             9,412             9,412
                                             -------------     -------------     -------------     -------------
                                             W  98,517,393        33,768,868         4,989,491       137,275,752
                                             =============     =============     =============     =============

          ------------
          (*)  Net of allowance for loan losses and present value discounts

                                                                                            (in millions of Won)

                                                                            2003
                                             -------------------------------------------------------------------
                                                                                 Cash and due
                                               Loans (*)        Securities        from banks           Total
                                             -------------     -------------     -------------     -------------
          The Company                        W   1,935,180         6,308,538             5,353         8,249,071
          Shinhan Bank                          47,783,925        15,592,202         2,697,780        66,073,907
          Chohung Bank                          42,701,666         9,208,341           548,249        52,458,256
          Goodmorning Shinhan Securities           397,354         1,020,131         1,154,647         2,572,132
          Shinhan Card                           1,058,667           682,841             3,886         1,745,394
          Shinhan Capital                          899,140            54,388            58,232         1,011,760
          Shinhan BNP Paribas ITMC                     176               680            29,498            30,354
          Jeju Bank                              1,326,103           243,024            21,122         1,590,249
          SH&C Life Insurance                           44            38,650            38,511            77,205
          e-Shinhan                                     36               107             2,160             2,303
          Shinhan Macquarie                              -                 -             1,187             1,187
          Shinhan Credit Information                     -                 -             1,691             1,691
                                             -------------     -------------     -------------     -------------
                                             W  96,102,291        33,148,902         4,562,316       133,813,509
                                             =============     =============     =============     =============

          ------------
          (*)  Net of allowance for loan losses and present value discounts

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(28) Contribution of Subsidiaries to the Company's Net Income

     Effects under the equity method on the Company's net income for the years ended December 31, 2004 and 2003 are as follows:

                                                                     (in millions of Won, except ratio)

                                                        2004                            2003
                                            ---------------------------     ---------------------------
                                               Amount        Ratio (%)         Amount        Ratio (%)
                                            -----------     -----------     -----------     -----------
     Gain (loss) from equity method on:
        Shinhan Bank                        W   683,687           61.66     W   476,273          122.31
        Chohung Bank                            378,026           34.10         (42,711)         (10.97)
        Goodmorning Shinhan Securities            7,992            0.72           8,787            2.26
        Shinhan Card                              5,572            0.50         (84,324)            (22)
        Shinhan Capital                          23,009            2.08          26,204            6.73
        Shinhan BNP Paribas ITMC                  2,278            0.21             917            0.24
        Jeju Bank                                 5,216            0.47           5,116            1.31
        SH&C Life Insurance                         187            0.02          (1,684)          (0.43)
        e-Shinhan                                   162            0.01          (1,166)          (0.30)
        Shinhan Macquarie                           977            0.09           1,446            0.37
        Shinhan Credit Information                1,846            0.17             544            0.14
                                                   (212)          (0.02)             -               -
                                            -----------     -----------     -----------     -----------
                                              1,108,740          100.00         389,402          100.00
                                                            ===========                     ===========
     Other income                               134,183                          98,210
     Other expense                             (192,628)                       (124,624)
                                            -----------                     -----------
     Net income for year                    W 1,050,295                     W   362,988
                                            ===========                     ===========

                        Shinhan Financial Group Co., Ltd.

                           December 31, 2004 and 2003



(29) Allowance for Loan Losses of the Company and its Subsidiaries

     Changes in allowance for loan losses of the Company and its subsidiaries for the years ended December 31, 2004 and 2003 are as follows:

                                                                                    (in millions of Won)

                                                                        2004
                                            ------------------------------------------------------------
                                            Beginning balance     Increase (decrease)     Ending balance
                                            -----------------     -------------------     --------------
     The Company                               W     9,725                   (931)                8,794
     Shinhan Bank                                  866,428               (122,922)              743,506
     Chohung Bank                                1,686,350               (679,629)            1,006,721
     Goodmorning Shinhan Securities                 43,048                (13,632)               29,416
     Shinhan Card                                  118,609                (70,778)               47,831
     Shinhan Capital                                17,899                  9,122                27,021
     Shinhan BNP Paribas ITMC                           14                     (1)                   13
     Jeju Bank                                      35,270                 (3,125)               32,145
     SH&C Life Insurance                                 1                     14                    15
     e-Shinhan                                           8                      -                     8
     Shinhan Macquarie                                  98                    (45)                   53
     Shinhan Credit Information                         36                    (36)                    -
                                               -----------            -----------           -----------
                                               W 2,777,486               (881,963)            1,895,523
                                               ===========            ===========           ===========


                                                                                    (in millions of Won)

                                                                        2003
                                            ------------------------------------------------------------
                                            Beginning balance     Increase (decrease)     Ending balance
                                            -----------------     -------------------     --------------
     The Company                               W     3,846                  5,879                 9,725
     Shinhan Bank                                  565,844                300,584               866,428
     Chohung Bank (**)                           1,604,607                 81,743             1,686,350
     Goodmorning Shinhan Securities (*)             87,442                (44,394)               43,048
     Shinhan Card                                   96,074                 22,535               118,609
     Shinhan Capital (*)                            33,787                (15,888)               17,899
     Shinhan BNP Paribas ITMC                            8                      6                    14
     Jeju Bank (*) (**)                             29,318                  5,952                35,270
     SH&C Life Insurance                                 -                      1                     1
     e-Shinhan                                           1                      7                     8
     Shinhan Macquarie                                  22                     76                    98
     Shinhan Credit Information                          -                     36                    36
                                               -----------            -----------           -----------
                                               W 2,420,949                356,537             2,777,486
                                               ===========            ===========           ===========

     ------------
     (*) W12,952 million of additional allowance for loan losses is included in beginning balance.

     (**) W28,170 million of additional allowance for loan losses is included in ending balance.


(30) Effective Date for Financial Statements

     The accompanying non-consolidated financial statements are to be approved at the Board of Directors' meeting on February 2, 2005.